Consolidated Financial Statements For the year ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024 (Expressed in U.S. Dollars)

(1) See note 2(d) regarding change in financial year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of C21 Investments Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of C21 Investments Inc. (the "Company") as of March 31, 2025, March 31, 2024, and January 31, 2024 and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the year ended March 31, 2025, two months ended March 31, 2024, and year ended January 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, March 31, 2024 and January 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2025, two months ended March 31, 2024 and year ended January 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

June 23, 2025

C21 INVESTMENTS INC.
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
ASSETS
Current assets
Cash	2,625,461	3,260,568	2,408,526
Receivables	176,695	254,391	203,021
Inventory	4,051,425	2,866,054	2,708,721
Prepaid expenses and deposits	645,809	592,613	751,139
Assets classified as held for sale	4,725	1,164,696	1,170,947
	7,504,115	8,138,322	7,242,354
Non-current assets
Property and equipment	2,665,600	3,390,933	3,433,094
Right-of-use assets	9,393,282	8,746,825	8,829,298
Intangible assets	8,092,663	6,286,590	6,482,865
Goodwill	28,541,323	28,541,323	28,541,323
Note receivable	802,766	-	-
Deferred tax asset	-	121,843	-
Total assets	56,999,749	55,225,836	54,528,934

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,148,153	2,593,195	2,215,956
Convertible promissory notes	1,156,259	1,156,259	1,156,259
Convertible debentures - current portion	977,817	-	-
Income taxes payable	2,833,991	10,230,423	9,719,872
Deferred revenue	309,892	287,560	301,562
Lease liabilities - current portion	530,931	387,400	374,548
Liabilities classified as held for sale	-	392,320	396,943
	7,957,043	15,047,157	14,165,140
Non-current liabilities
Convertible debentures	710,367	-	-
Lease liabilities	9,771,124	9,120,396	9,192,588
Uncertain tax position	9,822,797	-	-
Derivative liability	27,824	84,871	108,233
Deferred tax liability	34,817	-	15,965
Total liabilities	28,323,972	24,252,424	23,481,926

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 117,996,814, 120,047,814 and 120,047,814 shares issued and outstanding as of March 31, 2025, March 31, 2024 and January 31, 2024, respectively	107,006,777	105,467,920	105,467,920
Commitment to issue shares	628,141	628,141	628,141
Accumulated other comprehensive loss	(2,138,198)	(2,271,248)	(2,272,056)
Deficit	(76,820,943)	(72,851,401)	(72,776,997)
Total shareholders' equity	28,675,777	30,973,412	31,047,008
Total liabilities and shareholders' equity	56,999,749	55,225,836	54,528,934

Commitments (Note 19)

Contingencies (Note 22)

Subsequent event (Note 25)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in U.S. dollars, except number of shares)

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$

Revenue	30,117,880	4,464,950	28,285,200
Cost of sales	17,558,940	2,688,650	17,135,434
Gross profit	12,558,940	1,776,300	11,149,766

Selling, general and administrative expenses	11,277,284	1,486,394	9,677,738

Income from operations	1,281,656	289,906	1,472,028

Gain (loss) on change in fair value of derivative liabilities	52,257	22,189	(451,372)
Gain on termination of sales-type lease	-	-	503,544
Accretion expense	(509,871)	-	-
Loss on disposal of assets	(155,692)	-	(11,655)
Impairment loss	-	-	(1,202,227)
Interest expense	(293,675)	-	(35,210)
Other income	20,246	9,209	(16,451)
Net income from continuing operations before income tax expense	394,921	321,304	258,657
Income tax expense	(4,151,650)	(372,743)	(3,482,125)
Net loss from continuing operations after income tax expense	(3,756,729)	(51,439)	(3,223,468)

Net loss from discontinued operations after income tax expense	(212,813)	(22,965)	(81,817)

Net loss	(3,969,542)	(74,404)	(3,305,285)

Other comprehensive income:
Cumulative translation adjustment	133,050	808	15,089
Comprehensive loss	(3,836,492)	(73,596)	(3,290,196)

Basic and diluted loss per share from continuing operations	(0.03)	(0.00)	(0.03)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)	(0.00)
Basic and diluted loss per share	(0.03)	(0.00)	(0.03)
Weighted average number of common shares outstanding - basic	119,794,951	120,047,814	120,047,814
Weighted average number of common shares outstanding - diluted	120,588,044	122,880,907	122,880,907

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars, except number of shares)

	Number of shares	Common stock and reserves	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, January 31, 2023	120,047,814	105,445,792	628,141	(2,287,145)	(69,471,712)	34,315,076
Share-based compensation	-	22,128	-	-	-	22,128
Net loss and comprehensive income for the year	-	-	-	15,089	(3,305,285)	(3,290,196)
Balance, January 31, 2024	120,047,814	105,467,920	628,141	(2,272,056)	(72,776,997)	31,047,008
Net loss and comprehensive income for the year	-	-	-	808	(74,404)	(73,596)
Balance, March 31, 2024	120,047,814	105,467,920	628,141	(2,271,248)	(72,851,401)	30,973,412
Warrants issued in private placement	-	966,028	-	-	-	966,028
Share-based compensation	-	849,559	-	-	-	849,559
Cancellation of shares	(2,051,000)	(276,730)	-	-	-	(276,730)
Net loss and comprehensive income for the year	-	-	-	133,050	(3,969,542)	(3,836,492)
Balance, March 31, 2025	117,996,814	107,006,777	628,141	(2,138,198)	(76,820,943)	28,675,777

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(3,756,729)	(51,439)	(3,223,468)
Adjustments to reconcile net loss to cash provided by operating activities:
Accretion expense	509,871	-	-
Amortization of right-of-use assets	574,686	82,473	480,340
Deferred income tax recovery	156,660	(137,807)	249,071
Depreciation and amortization	1,706,012	207,225	1,408,976
Foreign exchange gain	-	-	(5,788)
Share-based compensation	849,559	-	22,128
(Gain) loss on change in fair value of derivative liabilities	(52,257)	(22,189)	451,372
Gain on termination of sales-type lease	-	-	(503,544)
Loss on disposal of assets	155,692	-	11,655
Impairment loss	-	-	1,202,227
Interest expense	293,675	-	35,210
Changes in operating assets and liabilities:
Receivables	77,696	(51,370)	209,289
Inventory	(698,690)	(74,639)	1,948,095
Prepaid expenses and deposits	(53,196)	158,526	130,489
Accounts payable and accrued liabilities	(419,139)	356,631	(1,034,911)
Income taxes payable	(7,396,432)	510,551	1,983,014
Uncertain tax position	9,822,797	-	-
Deferred revenue	22,332	(14,002)	207,494
Lease liabilities	(426,884)	(59,340)	(310,394)
Cash provided by operating activities of continuing operations	1,365,653	904,620	3,261,255
Cash (used in) provided by operating activities of discontinued operations	(176,487)	6,861	68,599

INVESTING ACTIVITIES
Purchases of property and equipment	(406,733)	(51,483)	(521,579)
Proceeds from termination of sales-type lease and disposal of licenses	-	-	400,000
Purchases of licenses as part of Deep Roots acquisition	(3,413,647)	-	-
Proceeds from disposal of property and equipment	367,229	-	-
Cash used in investing activities of continuing operations	(3,453,151)	(51,483)	(121,579)
Cash provided by investing activities of discontinued operations	331,936	-	-

FINANCING ACTIVITIES
Settlement of earn out shares	-	-	(575,136)
Proceeds from issuance of debenture units	2,920,562	-	-
Principal repayments on promissory note payable	-	-	(2,026,667)
Principal repayments on convertible debentures	(677,732)	-	-
Interest paid in cash	(293,675)	-	(51,562)
Cancellation of shares	(276,730)	-	-
Cash provided by (used in) financing activities of continuing operations	1,672,425	-	(2,653,365)
Cash used in financing activities of discontinued operations	(405,253)	(7,591)	(45,551)

Effect of foreign exchange on cash	29,770	(365)	7,395
Change in cash during the year	(635,107)	852,042	516,754
Cash, beginning of year	3,260,568	2,408,526	1,891,772
Cash, end of year	2,625,461	3,260,568	2,408,526

Supplemental disclosure of cash flow information:
Income tax paid in cash	1,500,000	-	1,250,150
Interest paid in cash	293,675	-	51,562
Addition in right -of-use assets and lease liabilities	1,221,143	-	924,105

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially also had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at March 31, 2025, the Company had a working capital deficiency of $452,928 (March 31, 2024 - $6,908,835 and January 31, 2024 - $6,922,786) and an accumulated deficit of $76,820,943 (two months ended March 31, 2024 - $72,851,401 and year ended January 31, 2024 - $72,776,997). During the year ended March 31, 2025, the Company generated $1,365,653 of cash from operating activities, while during the two months ended March 31, 2024 and year ended January 31, 2024, operating activities generated cash of $904,620 and $3,261,255, respectively.

At the federal level, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These consolidated financial statements for the year ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

b) Functional and reporting currency

The functional currency of the Company is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars ("US$"). C21 has determined that the US$ is the most relevant and appropriate reporting currency as the Company's operations are conducted in US$ and its financial results are prepared and reviewed internally by management in US$. The consolidated financial statements are presented in US$ unless otherwise noted.

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

A summary of the Company's subsidiaries included in these consolidated financial statements as at March 31, 2025 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC ("EFF") (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

(2) Operations have been discontinued and results are included in discontinued operations.

d) Change in financial year

In May 2024, the Company changed its financial year end from January 31 to March 31 as approved by the Canadian Securities Exchange. The change will allow more capacity to complete annual financial statements in a timely and cost-efficient manner. The Company elected to have a transition year of two months from February 1, 2024 to March 31, 2024. The Company's first full financial year under the new schedule covers the twelve months ended March 31, 2025.

In accordance with Section 4.8 of National Instrument 51-102 Continuous Disclosure Obligations, the comparative annual periods presented in these consolidated financial statements are the two months ended March 31, 2024 and twelve months ended January 31, 2024.

3. ACCOUNTING POLICIES

a) Significant accounting judgement, estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of judgement and estimation relate to the assessment of the transactions as business combinations or asset acquisitions, the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

b) Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The Company adopted ASU 2023-07 as of April 1, 2024. This update enhances the disclosure requirements for reportable segments, including significant segment expenses and interim period disclosures. The Company have disclosed the title and position of our Chief Operating Decision Maker (CODM) to provide clarity on who is responsible for making operating decisions. These disclosures aim to enhance transparency and provide more decision-useful information to investors and other stakeholders.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Recently issued accounting pronouncements not yet effective

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-09 ("ASU 2023-09"), Income Taxes (Topic 740): Improvements to Income Tax Disclosures, requiring entities to disclose more detailed information about income tax expense (benefit), significant components of income tax expense (benefit), separate disclosure of income tax expense (benefit) for domestic and foreign jurisdictions and by major jurisdictions. The Company will adopt ASU 2023-09 as of April 1, 2025. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its financial statements and disclosures.

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-03 ("ASU 2024-03"), Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): update required disclosure of specified information about certain costs and expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026. The Company has not early adopted this standard. The Company is currently evaluating the impact of the adoption of this amendment.

c) Cash

Cash is held in financial institutions and at retail locations. The carrying value of cash approximates its fair value.

The failure of any bank in which C21 deposits funds may reduce the amount of cash available for operations or delay the ability to access such funds. C21 does not currently have a commercial relationship with a bank that has failed or has shown indications of experiencing operational distress, nor has C21 experienced delays or other issues in meeting its financial obligations. If banks and financial institutions where C21's cash is held enter receivership or become insolvent in response to financial conditions affecting the banking system and financial markets, its ability to access cash may be threatened and could have a material adverse effect on operations and financial condition of the Company.

As at March 31, 2025, the Company had FDIC coverage over $1,877,092 (two months ended March 31, 2024 - $876,783 and year ended January 31, 2024 - $965,157) of its cash balance.

d) Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income.

e) Inventory

Inventory consists of raw materials, consumables and packaging supplies used in the process to prepare inventory for sale; work in process consisting of pre-harvested cannabis plants, by-products to be extracted, oils and terpenes; and finished goods.

Inventory is valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less any estimated costs to complete and sell the goods. Costs are capitalized to inventory, until substantially ready for sale. Costs include direct and indirect labor, raw materials, consumables, packaging supplies, utilities, facility costs, quality and testing costs, production related depreciation and other overhead costs. The Company records inventory reserves for obsolete and slow-moving inventory.

Inventory reserves are based on inventory obsolescence trends, and the historical and professional experience of management. The Company classifies cannabis inventory as a current asset, although, due to the duration of the cultivation, drying, and conversion process, certain inventory items may not be realized in cost of sales within one year.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

f) Property and equipment

Property and equipment is measured at cost less accumulated depreciation and losses on impairment.

Depreciation is provided on the straight-line basis over the estimated useful lives of the assets as follows:

Buildings	45 years
Furniture & fixtures	5 years
Computer equipment	3 years
Machinery & equipment	2-7 years
Leasehold improvements	shorter of the life of the improvement or the remaining life of the lease

g) Intangible assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use. Brands, licenses, and customer relationships are amortized over 10 years, which reflect the estimated useful lives of the intangible assets.

h) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net intangible and tangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company's goodwill is part of the Nevada reporting unit.

Goodwill is tested annually for any impairment, or more frequently in the case that events or circumstances indicate that the carrying amount of a reporting unit may not be recoverable. The Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate this is the case, then a quantitative test is performed and impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill.

For the years ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded the carrying amount and no impairment was noted.

i) Impairment of long-lived assets

Long-lived assets include property and equipment, right-of-use assets, and intangible assets with finite useful lives.

At the end of each fiscal year, the Company reviews the intangible assets estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

Long-lived assets are reviewed for indicators of impairment at each statement of balance sheet date or whenever events or changes in circumstances indicate that a potential impairment has occurred. The Company groups assets at the lowest level for which cash flows are separately identifiable, referred to as an asset group. When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis to determine the recoverable amount for the respective asset or asset group. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as in profit or loss equal to the amount by which the carrying amount exceeds the fair value.

j) Assets and liabilities held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell. The comparative consolidated balance sheet is re-presented to classify assets as held for sale in the period that the respective assets are classified as held for sale.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

k) Convertible instruments

The Company accounts for convertible debt as a single unit of account, unless the conversion feature requires bifurcation and recognition as a derivative. Additionally, the Company uses the if-converted method for all convertible instruments in the diluted earnings per share calculation and includes the effect of potential share settlement for instruments that may be settled in cash or shares.

l) Leases

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASU 2016-02, Leases ("ASC 842"). The lease classification is reassessed only when: (a) the contract is modified and the modification is not accounted for as a separate contract, and (b) there is a change in the lease term or the assessment of whether the lessee is reasonably certain to exercise an option to purchase the underlying asset. The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less.

For both finance leases and operating leases, right-of-use assets and lease liabilities are initially measured as the present value of future lease payments and initial direct costs discounted at the interest rate implicit in the lease, or if that rate is not readily determinable, the Company's incremental borrowing rate. Subsequent measurement of lease liabilities classified as finance leases is at amortized cost using the effective interest rate method. Subsequent measurement of right-of-use assets classified as finance leases is at carrying amount less accumulated amortization, where amortization is recorded straight-line over the lease term. Subsequent measurement of lease liabilities classified as operating leases is at the present value of the unpaid lease payments discounted at the discount rate for the lease established at the commencement date. Subsequent measurement of right-of-use assets classified as operating leases is carrying amount less accumulated amortization where amortization is calculated as the difference between straight-line lease cost for the period, including amortization of initial direct costs, and the periodic accretion of the lease liability.

m) Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are recorded initially at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent measurement depends on how the financial instrument has been classified and may be at fair value or amortized cost. For financial instruments subsequently measured at fair value, the Company determines the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models including the Black-Scholes option pricing model.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024.

The Company's cash, receivables, accounts payable and accrued liabilities are recorded at cost. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. The Company's note receivable is valued at amortized cost using the effective interest rate method. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risks arising from these financial instruments.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash, trade receivables and note receivable. The Company mitigates its exposure to credit loss associated with cash by placing its cash in major financial institutions. As at March 31, 2025, the Company had cash of $2,625,461 (two months ended March 31, 2024 - $3,260,568 and year ended January 31, 2024 - $2,408,526). The counterparties to the trade receivables and note receivable have a strong credit profile, and as such, the Company has assessed the associated credit risk as low.

Financial instruments subsequently measured at amortized cost include note receivable, convertible promissory notes and convertible debentures.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. As at March 31, 2025, the Company had a working capital deficiency of $452,928 (two months ended March 31, 2024 - $6,908,835 and year ended January 31, 2024 - $6,922,786). Working capital deficiency includes a convertible promissory note with a carrying amount of $1,156,259, which is currently in dispute with a vendor, and the outcome of this dispute is yet to be determined (Note 22). Additionally, as at March 31, 2025, the Company had an income tax payable of $2,833,991 and an uncertain tax position of $9,822,797. These items include an estimated income tax for the current year from its U.S. subsidiaries of $4,151,650. To manage liquidity risk, the Company endeavours to ensure it has sufficient cash resources to meet its financial obligations. The Company has a thorough planning process to determine the funds required to sustain its operations. Currently, the Company primarily relies on cash generated from its cannabis operations to fulfil its financial commitments. The Company's ability to service its debt depends on sustaining the profitability of its operations and obtaining sufficient financing on acceptable terms.

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to significant foreign currency risk as its operations and cash flows are all denominated in US$. The Canadian parent has a functional currency of Canadian dollars but does not routinely engage in financing activities in alternate currencies and during the years ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024 had no exposure to foreign currency risk.

n) Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share-based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as common stock.

o) Income taxes

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of loss and comprehensive loss.

p) Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

The number of additional shares is calculated by assuming the outstanding dilutive convertible instruments, options, and warrants are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of convertible instruments, stock options and warrants are anti-dilutive.

q) Revenue recognition

Revenue is recognized by the Company in accordance with ASC 606 - Revenue From Contracts With Customers ("ASC 606"). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASC 606, the Company applies the following five steps:

1. Identify a customer along with a corresponding contract

2. Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer

3. Determine the transaction price that the Company expects to be entitled to in exchange for transferring promised goods or services to a customer

4. Allocate the transaction price to the performance obligation(s) in the contract

5. Recognize revenue when or as the Company satisfies the performance obligation(s) in the contract

The Company's contracts with customers for the sale of dried cannabis and other products derived from cannabis consist of one performance obligation, being the transfer of control of the goods to the customer at the point of sale. The Company transfers control and satisfies its performance obligation when collection has taken place, compliant documentation has been signed, and the product was accepted by the buyer. The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized at a "point in time", which is upon passing of control to the customer.

Provisions for expected credit losses on accounts receivable are based on the Company's assessment of the collectability of specific customer balances, which is based upon a review of the customer's creditworthiness and past collection history. For trade receivables deemed to be uncollectible, and arose from the sale of goods, the Company will write off the specific balance against the allowance for doubtful accounts when it is known that a provided amount will not be collected.

The Company disaggregates its revenues based on sales to its retail customers where cash is received immediately versus wholesale customers to whom the Company extends credit terms. For the year ended March 31, 2025, revenue from retail sales from continuing operations totaled $28,671,773 (two months ended March 31, 2024 - $4,163,292 and year ended January 31, 2024 - $25,314,672) and revenue from wholesale from continuing operations totaled $1,446,107 (two months ended March 31, 2024 - $301,658 and year ended January 31, 2024 - $2,970,528).

r) Loyalty program

The Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits that can be applied to future purchases. Loyalty reward credits issued as part of a sales transaction result in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to the 'Revenue' line within the accompanying consolidated statements of loss and comprehensive loss and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The loyalty program expiration policy is six months. As of March 31, 2025, March 31, 2024 and January 31, 2024, the loyalty liability totaled $309,892 and $287,560 and $301,562, respectively, and is included in deferred revenue on the consolidated balance sheets.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

4. ACQUISITION

On June 7, 2024, the Company completed the acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in South Reno, Nevada. The dispensary acquisition was completed pursuant to the terms of an asset purchase agreement with Deep Roots Harvest, Inc. The acquisition involved the purchase of certain assets including applicable licenses. The purchase price in connection with the dispensary acquisition was $3,500,000 paid in cash to Deep Roots Harvest, Inc. on June 7, 2024. On June 26, 2024, the South Reno dispensary opened for business under the Silver State branding.

The acquisition of the new dispensary is accounted for as an asset acquisition due to the absence of identifiable processes and the inability of the acquired assets alone to operate as a business. The allocation of the purchase price to the acquired assets is as follows:

$
Total consideration transferred	3,500,000

Assets acquired:
Property and equipment	86,353
Licenses	3,413,647
3,500,000

Acquired property and equipment consisted of fixtures and leasehold improvements and have an assessed useful life of 5 years. Licenses consist of two licenses which permit the Company to sell retail cannabis products in the State of Nevada and City of Reno, respectively. The licenses each have a useful life of 10 years.

5. DISCONTINUED OPERATIONS

a) Sales-type lease and disposal of licenses

In January 2022, the Company entered into a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The Company determined that the arrangement should be accounted for as a sales-type lease and concluded that it is not probable that all required payments will be made such that title will transfer at the end of the term. As such, in accordance with ASC 842, the land and equipment were not derecognized, and payments received are recorded as a deposit liability until such time that collectability becomes probable.

During the year ended January 31, 2024, the Company executed a settlement agreement to terminate its lease-to-own arrangement. Prior to the settlement, the Company had collected a cumulative $100,000 related to the lease-to-own arrangement, recorded as a deposit liability. Under the settlement agreement, the Company transferred certain licenses with a carrying value of $32,250 in exchange for $400,000, which was paid by the lessee. The Company retained the cumulative $100,000 in lease-to-own payments collected to date. As a result, the Company recognized a gain on the termination of the sales-type lease of $467,750.

Additionally, the Company sold three licenses in Bend, Oregon, with a carrying value of $39,206, to the same lessee. The titles of these licenses were fully transferred. The Company derecognized the related intangible assets and the $75,000 deposit liability, resulting in a gain on the disposal of licenses of $35,794.

a) Oregon reporting unit

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprises the assets of multiple components in distinct geographic locations, management anticipates completing the sale on a piecemeal basis. Management is engaged in an active program to seek buyers for the major classes of assets and liabilities in Oregon in order to complete a sale.

During April 2023, the Company had terminated all operating lease agreements in Oregon and paid a settlement payment of $151,350. As a result, security deposits with a carrying amount of $43,796 were written off and the Company recognized a loss on lease termination of $13,419.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

5. DISCONTINUED OPERATIONS (continued)

Property and equipment include a building and fixtures previously used for cannabis operations. The long-term debt at March 31, 2024 consisted of a mortgage on the building held for sale, secured on February 1, 2015, with a maturity date of January 1, 2025. The mortgage carried a fixed interest rate of 4.5% and required monthly payments. For the year ended March 31, 2025, interest expense on long-term debt was $12,933 (two months ended March 31, 2024 - $2,968 and year ended January 31, 2024 - $18,526). During the year ended March 31, 2025, repayments of $45,551 was made towards the mortgage (two months ended March 31, 2024 - $7,591 and year ended January 31, 2024 - $45,551). On December 10, 2024, the Company paid out the remaining mortgage balance of $371,089.

On March 28, 2025, the Company completed the sale of its Canby building for total consideration of $1,255,485. The building had been classified as held for sale and included in discontinued operations since 2022, and, accordingly, no depreciation had been recorded since that time. At the date of sale, the carrying value of the building was $1,139,517. The sale consideration included a promissory note with a face value of $850,000, bearing interest at a fixed annual rate of 4%, maturing 18 months from the date of issuance (Note 8). The note was initially recognized at its present value of $802,766, based on a market discount rate of 8%. The transaction resulted in a gain on sale of $63,250, which is recognized within income from discontinued operations for the year ended March 31, 2025.

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	4,725	25,179	31,430
Property and equipment	-	1,139,517	1,139,517
Total assets classified as held for sale	4,725	1,164,696	1,170,947

Carrying amounts of the major classes of liabilities included in discontinued operations:
Long-term debt	-	392,320	396,943
Total liabilities classified as held for sale	-	392,320	396,943

A summary of the Company's net loss from discontinued operations is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Expenses
Selling, general and administrative expenses	331,754	19,997	116,728
Loss on lease termination	-	-	13,419
Other expenses	(50,316)	2,968	18,526
Net loss from discontinued operations before income tax expense	(281,438)	(22,965)	(148,673)
Income tax expense	68,625	-	66,856
Net loss from discontinued operations after income tax expense	(212,813)	(22,965)	(81,817)

A summary of the Company's cash flows from discontinued operations is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Net cash (used in) provided by operating activities of discontinued operations	(176,487)	6,861	68,599
Net cash provided by investing activities of discontinued operations	331,936	-	-
Net cash used in financing activities of discontinued operations	(405,253)	(7,591)	(45,551)

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

6. RECEIVABLES

A summary of the Company's receivables is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Taxes receivable	51,868	16,368	13,829
Trade receivables	124,827	238,023	189,192
	176,695	254,391	203,021

There was no provision for expected credit losses on trade receivables as at March 31, 2025, March 31, 2024 and January 31, 2024.

7. INVENTORY

A summary of the Company's inventory is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Finished goods	2,227,294	1,549,425	1,421,541
Work in process	1,558,428	1,136,096	1,139,116
Raw materials	265,703	180,533	148,064
	4,051,425	2,866,054	2,708,721

8. NOTE RECEIVABLE

As of March 31, 2025, the Company had a single note receivable totaling $802,766, representing the present value of a note issued in connection with the sale of a held-for-sale building (Note 5). The note has a principal balance of $850,000, bears interest at a fixed rate of 4% per annum, and has a term of 18 months from the date of issuance. The note receivable was discounted to its present value using a discount rate of 8%, reflecting the Company's assessment of market conditions and credit risk at the time of the sale.

The Company evaluates the collectability of the note receivable based on the borrower's financial condition and compliance with the note terms. The note receivable is expected to mature in September 2026, at which point the Company anticipates receiving the full principal of $850,000 plus accrued interest.

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Land	-	500,000	500,000
Leasehold improvements	2,194,128	2,057,964	2,027,182
Furniture and fixtures	367,024	361,580	361,580
Computer equipment	6,659	6,659	6,659
Machinery and equipment	2,309,689	2,419,927	2,399,226
	4,877,500	5,346,130	5,294,647
Less: Accumulated depreciation	(2,211,900)	(1,955,197)	(1,861,553)
	2,665,600	3,390,933	3,433,094

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired furniture and fixtures as well as leasehold improvements with a fair value of $86,353 and estimated useful life of 5 years.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS (continued)

Total depreciation of property and equipment for the year ended March 31, 2025 was $585,120 (two months ended March 31, 2024 - $93,644 and year ended January 31, 2024 - $559,712). During the year ended March 31, 2025 - $477,591 (two months ended March 31, 2024 - $81,301 and year ended January 31, 2024 - $474,172) of the total depreciation was allocated to inventory.

During the year ended March 31, 2025, the Company disposed of equipment with total cost of $375,363 and accumulated depreciation of $328,417, receiving $6,278 in cash and land with total cost of $500,000 for cash of $360,951 and incurred transfer fees of $24,025. As a result, during the year ended March 31, 2025, the Company recorded a loss on disposal of assets of $155,692 (two months ended March 31, 2024 - $nil and year ended January 31, 2024 - $11,655).

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases and consist of land and buildings used in the cultivation, processing, and warehousing of its products. During the year ended March 31, 2025, the Company recognized additional right-of-use assets of $1,221,143, related to the lease of the new dispensary store in South Reno, Nevada (Note 14).

10. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Licenses	15,423,921	12,010,274	12,010,274
Brands	644,800	644,800	644,800
Customer relationships	1,540,447	1,540,447	1,540,447
	17,609,168	14,195,521	14,195,521
Less: accumulated amortization	(9,516,505)	(7,908,931)	(7,712,656)
	8,092,663	6,286,590	6,482,865

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired two licenses with total fair value of $3,413,647 and estimated useful life of 10 years.

During the year ended March 31, 2025, the Company recognized amortization expense on intangible assets of $1,607,574 (two months ended March 31, 2024 - $196,275 and year ended January 31, 2024 - $1,332,507). Of the total amortization expense, $9,091 (two months ended March 31, 2024 - $1,393 and year ended January 31, 2024 - $9,071) was allocated to inventory.

b) Goodwill

For the year ended March 31, 2025, the Company had goodwill of $28,541,323 (two months ended March 31, 2024 - $28,541,323 and year ended January 31, 2024 - $28,541,323), which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the year ended March 31, 2025.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Accounts payable	1,049,610	1,456,637	1,188,133
Accrued liabilities	486,043	524,058	415,323
EFF settlement accrual (Note 22)	612,500	612,500	612,500
	2,148,153	2,593,195	2,215,956

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

12. CONVERTIBLE PROMISSORY NOTES

A summary of the Company's convertible promissory notes denominated in US$ is as follows:

$
Balance, January 31, 2022	1,281,442
Payment	(41,600)
Interest expense	1,600
Effect of foreign exchange	(85,183)
Balance, March 31, 2025 and 2024, January 31, 2024 and 2023	1,156,259

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC ("EFF") to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per common stock. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and were fully due and payable on June 13, 2021. The Company is engaged in an ongoing dispute with the vendors over repayment (Note 22). On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes were exercisable in US$ while the functional currency of the Company is Canadian dollars. On June 13, 2021, the conversion feature expired and as a result the fair value of the conversion feature is $nil.

13. CONVERTIBLE DEBENTURES

On May 6, 2024, the Company closed a non-brokered private placement, issuing 4,000 debenture units for aggregate proceeds of $2,920,562 (C$4,000,000). Each unit contains one convertible debenture and 1,000 common share purchase warrants. Each convertible debenture has a principal of C$1,000, maturing 30 months from the issue date, with interest accruing at 12% per annum, payable quarterly in cash. The principal and accrued interest may be converted into common shares at a price of C$0.45 per share at the holder's option any time before maturity.

The proceeds from the private placement were allocated to convertible debentures and warrants using the relative fair value method. Accordingly, $1,954,534 was allocated to convertible debentures and $966,028 to warrants. The Company accounts for the convertible debenture as a financial liability in its entirety, as the conversion feature does not require bifurcation and recognition as derivative liability.

A summary of the Company's convertible debentures is as follows:

$
Balance, March 31, 2024	-
Additions from private placement	1,954,534
Accretion	509,871
Interest	293,675
Payment of interest	(293,675)
Repayment of principal	(677,732)
Effect of foreign exchange	(98,489)
Balance, March 31, 2025	1,688,184

Current portion	977,817
Non-current portion	710,367

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

14. LEASE LIABILITIES

The Company's leases consist of land and buildings used in the cultivation, dispensary, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842 Leases. A summary of the Company's active leases under contract as at March 31, 2025 is as follows:

Lessee	Asset	Remaining lease term (years)	Type
Silver State Cultivation LLC	Land and building	7.68	Operating lease
Silver State Relief LLC (Sparks)	Land and building	11.68	Operating lease
Silver State Relief LLC (Fernley)	Land and building	11.68	Operating lease
Silver State Relief LLC (Reno)	Land and building	9.25	Operating lease

On February 1, 2023, the Company entered into amended agreements for the Sparks and Fernley leases, extending the lease terms from their original end date in 2025 to 2029, with three renewal periods of seven years each. The Company opted for one renewal term under the amended contracts, extending the lease terms until December 31, 2036. Accordingly, during the year ended January 31, 2024, the carrying amounts of right-of-use assets and lease liabilities were remeasured, resulting in an increase of $528,067 in the right-of-use asset and lease liabilities for the Sparks lease, and $396,038 for the Fernley lease.

On June 11, 2024, the Company entered into a lease agreement for the new dispensary store in South Reno, Nevada. The lease commenced on July 1, 2024, and will expire on June 30, 2034. Monthly payments are required at the beginning of each calendar month, with the first payment of $14,300 made on the lease commencement date. The base rent will increase by 3% annually. The lease is classified as an operating lease with an implicit interest rate of 10%. Accordingly, the Company recognized a lease liability valued at $1,221,143.

For the year ended March 31, 2025, the Company incurred operating lease costs of $1,597,609 (two months ended March 31, 2024 - $241,678 and year ended January 31, 2024 - $1,446,208). Of these amounts, during the year ended March 31, 2025 - $812,368 were allocated to inventory (two months ended March 31, 2024 - $135,395 and year ended January 31, 2024 - $812,368).

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
Weighted average discount rate	10%	10%	10%
Weighted average remaining lease term (years)	9.60	10.61	10.77

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at March 31, 2025 is as follows:

Year ending March 31,	$
2026	1,536,201
2027	1,582,287
2028	1,629,756
2029	1,678,649
Thereafter	10,090,378
Total undiscounted lease liabilities	16,517,271
Effects of discounting	(6,215,216)
Total present value of minimum lease payments	10,302,055
Current portion of lease liability	530,931
Lease liabilities	9,771,124

As at March 31, 2025, the Company had total undiscounted lease liabilities of $16,517,271 (two months ended March 31, 2024 - $15,999,875 and year ended January 31, 2024 - $16,218,421) pertaining to lease liabilities.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

15. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, January 31, 2023	239,700
Gain on change in fair value of derivative liability	451,372
Settlement	(575,136)
Effect of foreign exchange	(7,703)
Balance, January 31, 2024	108,233
Gain on change in fair value of derivative liability	(22,189)
Effect of foreign exchange	(1,173)
Balance, March 31, 2024	84,871
Gain on change in fair value of derivative liability	(52,257)
Effect of foreign exchange	(4,790)
Balance, March 31, 2025	27,824

Upon the May 24, 2019 acquisition of Swell Companies, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

In February 2023, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136. As at March 31, 2025, March 31, 2024 and January 31, 2024, the total number of remaining earn out shares is 1,207,200.

16. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, January 31, 2023	120,047,814	105,445,792
Share-based compensation	-	22,128
Balance, January 31, 2024 and March 31, 2024	120,047,814	105,467,920
Warrants issued in private placement	-	966,028
Share-based compensation	-	849,559
Cancellation of shares	(2,051,000)	(276,730)
Balance, March 31, 2025	117,996,814	107,006,777

On February 2025, the Company repurchased 2,051,000 common shares in a private transaction for a total cost of $256,375 (CAD $363,181). The repurchased shares were subsequently cancelled.

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at, March 31, 2025, and March 31, 2024, shares issued pursuant to this commitment total 1,184,407 shares.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

16. SHARE CAPITAL (continued)

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2023	3,240,000	1.18	1.10
Expired	(2,040,000)	1.00	-
Balance, January 31, 2024	1,200,000	1.50	0.31
Balance, March 31, 2024	1,200,000	1.50	0.15
Issuance from private placement	4,000,000	0.55	1.60
Expired	(1,200,000)	1.50	-
Balance, March 31, 2025	4,000,000	0.55	1.60

On May 6, 2024, the Company closed its debenture unit private placement and issued 4,000,000 warrants. Each warrant is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date. The allocated value of these warrants is $966,028.

A summary of the Company's outstanding and exercisable warrants as at March 31, 2025, is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
November 6, 2026	0.55	4,000,000

As at March 31, 2025, March 31, 2024 and January 31, 2024, outstanding and exercisable warrants had intrinsic values of $nil, $nil and $nil, respectively.

c) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2023	4,810,000	0.75	0.86
Expired/forfeited	(3,710,000)	0.73	-
Balance, January 31, 2024	1,100,000	0.84	0.88
Balance, March 31, 2024	1,100,000	0.84	0.71
Granted	5,425,000	0.53	2.12
Expired	(1,100,000)	-	-
Balance, March 31, 2025	5,425,000	0.53	2.12

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter. The fair value of these options was $1,129,810 (C$1,544,676).

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

16. SHARE CAPITAL (continued)

A summary of the Company's stock options outstanding and exercisable as at March 31, 2025, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
May 13, 2027	0.53	5,425,000	1,808,333
	0.53	5,425,000	1,808,333

As at March 31, 2025, March 31, 2024 and January 31, 2024, outstanding and exercisable stock options had intrinsic values of $nil, $nil and $nil, respectively.

During the year ended March 31, 2025, the Company recorded share-based compensation expense on vesting of stock options of $849,559 (two months ended March 31, 2024 - $nil and year ended January 31, 2024 - $22,128).

The Company used the following inputs in the Black-Scholes option pricing model to determine the fair value of options granted during the year ended March 31, 2025:

Stock price	C$0.53
Exercise price	C$0.53
Risk-free interest rate	4.37%
Expected life	2.00 years
Expected volatility	100.09%
Expected annual dividend yield	0.00%

For non-employee options, the expected term is the contractual life, while for employees and directors, it is the estimated period the options are expected to be outstanding, using the 'simplified' method for 'plain vanilla' employee options. Expected volatility is based on historical volatilities of similarly positioned public companies over a period equivalent to the expected life of the options. The risk-free interest rate is derived from the Treasury zero-coupon bond yields with a term matching the expected life of the options.

17. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Accounting and legal	486,228	110,240	892,733
Depreciation and amortization	1,706,012	207,225	1,408,976
License fees, taxes, and insurance	1,522,962	241,436	1,603,921
Office facilities and administrative	447,826	79,579	384,585
Operating lease costs	785,241	106,283	633,840
Other expenses	329,852	45,664	907,918
Professional fees and consulting	727,510	65,174	522,899
Salaries and wages	4,138,075	594,569	3,156,440
Sales, marketing, and promotion	207,634	21,581	75,561
Share-based compensation	849,559	-	22,128
Shareholder communications	19,071	2,465	16,523
Travel and entertainment expense	57,314	12,178	52,214
	11,277,284	1,486,394	9,677,738

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

18. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the ever-present jurisdictional cannabis compliance issues in the industry, each state operation is by nature operationally segmented.

The Chief Operating Decision Maker ("CODM") is the Company's CEO, Sonny Newman. The CODM's review consists of revenue, cost of sales, and gross profit as the primary indicators of segment performance. The CODM also reviews key categories of operating expenses including General and administration expenses, sales, marketing, and promotion expenses, and operating lease costs. The Corporate segment does not conduct income generating activities and its results are reviewed for cost management. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended March 31, 2025 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	30,117,880	-	30,117,880
Gross profit	12,558,940	-	12,558,940
Operating expenses:
General and administration	(5,164,126)	(2,564,712)	(7,728,838)
Sales, marketing, and promotion	(207,634)	-	(207,634)
Operating lease cost	(785,241)	-	(785,241)
Depreciation and amortization	(1,613,898)	(92,114)	(1,706,012)
Share-based compensation	-	(849,559)	(849,559)
Interest expense and others	(1,138)	(885,597)	(886,735)
Net income (loss) from continuing operations before income tax expense	4,786,903	(4,391,982)	394,921

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

A summary of the Company's segmented operational activity and balances from continuing operations for two months ended March 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	4,464,950	-	4,464,950
Gross profit	1,776,300	-	1,776,300
Operating expenses:
General and administration	(745,101)	(406,204)	(1,151,305)
Sales, marketing, and promotion	(21,581)	-	(21,581)
Operating lease cost	(106,283)	-	(106,283)
Depreciation and amortization	(191,873)	(15,352)	(207,225)
Share-based compensation	-	-	-
Interest expense and others	9,207	22,191	31,398
Net income (loss) from continuing operations before income tax expense	720,669	(399,365)	321,304

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

18. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended January 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	28,285,200	-	28,285,200
Gross profit	11,149,766	-	11,149,766
Operating expenses:
General and administration	(4,773,840)	(2,763,393)	(7,537,233)
Sales, marketing, and promotion	(75,561)	-	(75,561)
Operating lease cost	(633,840)	-	(633,840)
Depreciation and amortization	(1,316,170)	(92,806)	(1,408,976)
Impairment loss	(1,202,227)	-	(1,202,227)
Gain on termination of sales-type lease	-	503,544	503,544
Share-based compensation	-	(22,128)	(22,128)
Interest expense and others	(29,387)	(485,301)	(514,688)
Net income (loss) from continuing operations before income tax expense	3,118,741	(2,860,084)	(258,657)

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

Entity-wide disclosures

All revenue for the year ended March 31, 2025, March 31, 2024 and January 31, 2024 was earned in the United States.

For the year ended March 31, 2025, two months ended March 31, 2024, and the year ended January 31, 2024, no customer represented more than 10% of the Company's net revenue. As at March 31, 2025, March 31, 2024 and January 31, 2024, no customer represented more than 10% of the Company's receivables.

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Nevada	12,058,882	11,637,758	11,762,392
Discontinued operations (Oregon)	-	500,000	500,000
	12,058,882	12,137,758	12,262,392

19. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at March 31, 2025 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2026	746,972	789,229	1,536,201
2027	769,381	812,906	1,582,287
2028	792,462	837,293	1,629,755
2029	816,236	862,412	1,678,648
2030	840,723	888,285	1,729,008
Thereafter	5,781,487	2,579,885	8,361,372
	9,747,261	6,770,010	16,517,271

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

20. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and promissory note payable is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Lease liabilities due to a company controlled by the Chief Executive Officer ("CEO")	4,630,273	4,917,482	4,961,727
Due to the Chief Financial Officer ("CFO")	557	770	561
	4,630,830	4,918,252	4,962,288

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Consulting fees paid to a director	60,000	30,000	65,000
Amounts paid to CEO or companies controlled by CEO for leases	768,143	126,756	1,001,214
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	-	-	2,078,229
Amounts paid to CEO or companies controlled by CEO for remuneration	200,000	38,462	200,000
Salary paid to directors and officers	489,042	92,420	438,162
Share-based compensation	513,735	-	22,128
	2,030,920	287,638	3,804,733

On June 5, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.

On August 19, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Fernley) property. The Company continues to lease this facility from a third party.

21. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Net loss from continuing operations after income taxes	(3,756,729)	(51,439)	(3,223,468)
Net loss from discontinued operations after income taxes	(212,813)	(22,965)	(81,817)
Net loss	(3,969,542)	(74,404)	(3,305,285)

Weighted average number of common shares outstanding	119,794,951	120,047,814	120,047,814
Dilutive effect of warrants and stock options outstanding	793,093	2,833,093	2,833,093
Diluted weighted average number of common shares outstanding	120,588,044	122,880,907	122,880,907

Basic and diluted loss per share, continuing operations	(0.03)	(0.00)	(0.03)

Basic and diluted loss per share, discontinued operations	(0.00)	(0.00)	(0.00)

Basic and diluted loss per share	(0.03)	(0.00)	(0.03)

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

21. EARNINGS PER SHARE (continued)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the year ended March 31, 2025, two months ended March 31, 2024, and the year ended January 31, 2024, the number of warrants excluded from the computation was 4,000,000, 1,200,000 and 1,200,000, respectively. For the year ended March 31, 2025, two months ended March 31, 2024, and the year ended January 31, 2024, the number of stock options excluded from the computation was 1,803,333, 1,100,000 and 899,999, respectively. In addition, for the year ended March 31, 2025, two months ended March 31, 2024 and the year ended January 31, 2024, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 15) as the market price of the common shares has not been high enough to trigger an earn out event.

22. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly owned subsidiaries, and other defendants. On December 30, 2019, the Plaintiffs filed an amended complaint dismissing the Company (and some of its directors and subsidiaries) from the case and reducing the amount in controversy in the Oregon Action. On May 6, 2020, the court granted the Company's ORCP 21 motions in its entirety to dismiss all of Plaintiffs' claims against the remaining defendants. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment, entered on February 2, 2021. The judgment in favor of the Company remains unpaid and continues to collect interest at the statutory rate of 9% per annum.

On November 12, 2020, the Plaintiffs appealed the order dismissing the claims alleged in their amended complaint. On March 2, 2021, the Plaintiffs amended their appeal to appeal the award of attorney fees and costs.

On October 26, 2022, the Court of Appeals issued its decision, reversing the general and supplemental judgments in favor of the Company and remanding the case to the trial court for further proceedings. The Company filed a petition for reconsideration of the Court of Appeals decision on December 7, 2022, which was denied. On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court, which was denied. On November 1, 2023, the Court of Appeals issued the appellate judgement that reversed the October 2023 dismissal as well as the judgement for attorney fees and remanded the case against Phantom Brands, LLC, Swell Companies Limited, and two former employees. On December 21, 2023, the Plaintiffs filed a second amended complaint.

On April 2, 2024, the court confirmed dismissal of the Company and other defendants no longer named. The Company has filed a motion for costs and attorney fees totaling $108,876.  By court order on September 8, 2024, the Company's motion was granted in full, awarding the Company $107,622.50 in attorney's fees, and $1,252 in costs.  On October 8, 2024, the parties stipulated, and the Court granted, abatement of the matter until April 9, 2025.  On October 30, 2024, the plaintiffs appealed the order, which is pending before the court.  The Company's collection efforts are ongoing through garnishment procedures.

British Columbia Action: On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase. As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement. On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

22. CONTINGENCIES (continued)

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,177 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage. The current trial date is scheduled for three weeks in September 2025. It is too early to predict the resolution of the claims and counterclaims.

23. INCOME TAXES

The Company is a Canadian resident company, as defined in the Income Tax Act (Canada) (the "ITA"), for Canadian income tax purposes. However, it has subsidiaries that are treated as United States corporations for US federal income tax purposes per the Internal Revenue Code (US) ("IRC") and are thereby subject to federal income tax on their worldwide income. As a result, the Company is subject to taxation both in Canada and the United States.

A summary of the Company's components of the income tax expense for continuing operations is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Current
Canadian	-	-	-
US Federal and State	4,054,018	510,550	3,233,053
Total current income tax expense	4,054,018	510,550	3,233,053

Deferred
Canadian	-	-	-
US Federal and State	97,632	(137,807)	249,072
Total deferred income tax expense (recovery)	97,632	(137,807)	249,072

Total income tax expense	4,151,650	372,743	3,482,125

A summary of the Company's domestic and foreign components of income (loss) before income taxes for continuing operations were as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Canadian	(2,758,921)	(197,486)	(2,141,166)
United States	3,153,842	518,790	2,399,823
Income before income taxes	394,921	321,304	258,657

Section 280E of the Internal Revenue Code ("IRC") prohibits taxpayers engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting ordinary and necessary business expenses (excluding cost of goods sold) from gross income. While Section 280E was originally enacted to address criminal market participants, its application has been extended by the Internal Revenue Service ("IRS") to include state-legal cannabis businesses, as cannabis remains classified as a Schedule I controlled substance under federal law. As a result, cannabis businesses operating in states that conform to the IRC are similarly disallowed from deducting ordinary business expenses for state tax purposes.

Management asserts, based on a legal opinion, that Section 280E should not apply to the Company's operations. This constitutes an uncertain tax position. In accordance with ASC 740, this position does not meet the "more likely than not" recognition threshold, but management believes it is supported by a reasonable basis standard.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

23. INCOME TAXES (continued)

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Income for the year	394,921	321,304	258,657
Statutory rate	27%	27%	27%

Income tax expense (recovery) at statutory rate	(82,602)	57,498	(74,152)
IRC section 280E disallowance	230,890	265,584	1,954,392
Foreign tax rate differential	606	5,526	16,068
Change in foreign exchange rates and other	145,186	55,019	21,188
Uncertain tax position, inclusive of interest and penalties	3,630,467	48,080	(354,637)
Change in valuation allowance	413,213	(671)	(50,016)
Payable adjustment to provision versus statutory tax returns	(146,592)	78,204	1,153,756
Deferred adjustment to provision versus statutory tax returns	(39,518)	(136,497)	824,220
Other	-	-	(8,694)
	4,151,650	372,743	3,482,125

A summary of the Company's deferred tax asset (liability) significant components is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Deferred tax assets
Share issuance costs and financing fees	-	268	1,610
Allowable capital losses	127,977	131,019	132,394
Non-capital losses	5,623,310	5,180,776	5,170,743
Intangible assets	83,871	80,636	82,004
Goodwill	749	-	6,606
Lease liabilities	831,988	1,032,671	1,048,101
Derivative liability	7,513	22,915	29,223
Property and equipment	2,688	4,013	3,686
ARO and other	3	14,008	14,187
Total deferred tax assets	6,678,099	6,466,306	6,488,554
Valuation allowance	(5,839,472)	(5,260,681)	(5,261,352)
Total net deferred tax assets	838,627	1,205,625	1,227,202

Deferred tax liabilities
Right-of-use assets	(873,444)	(942,784)	(959,509)
IRC 481(a) adjustments	-	(140,998)	(283,658)
Total deferred tax liabilities	(873,444)	(1,083,782)	(1,243,167)
Net deferred tax asset (liability)	(34,817)	121,843	(15,965)

There are no deferred tax assets and liabilities included in the carrying amount of the disposal group classified as held for sale as of March 31, 2025. Amounts classified as part of the disposal group as of March 31, 2023 have been reclassified to continuing operations under ASC 360-10-20.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

23. INCOME TAXES (continued)

As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code ("IRC") Section 280E for US federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to costs of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, based on a legal opinion, management has concluded that Section 280E should not apply to the Company's operations. This represents an uncertain tax position that, while supported by a reasonable basis, does not meet the "more likely than not" threshold for recognition under ASC 740.

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the fiscal year ended March 31, 2025, the Company has provided a valuation allowance against the Company's Canadian net deferred tax assets. The net change in the valuation allowance for the year ended March 31, 2025 was an increase of $409,860.

The Company had net operating loss ("NOL") carryforwards for Canada, U.S. federal and state income tax purposes of approximately $20,204,090 and $2,227,032, respectively, as of March 31, 2025. Canada NOLs will begin to expire in 2026 and state NOLs will begin to expire in 2034.

As of March 31, 2025, the Company had Canadian capital losses of approximately $473,989 with no expiry date. The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. The Company may, in the future, experience one or more additional Section 382 "ownership changes." If so, the Company may not be able to utilize some of its carryforwards or other tax attributes, even if the Company achieves profitability in the jurisdiction of the carryforwards or other tax attributes.  The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization.  Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The uncertain tax position arises from management's position that Section 280E does not apply to the Company. As a result, the Company has claimed deductions-including those for selling, general and administrative expenses -that would otherwise be disallowed under Section 280E.

As of March 31, 2025, the total amount of gross unrecognized tax benefits was $11,608,606, which includes interest and penalties. As of March 31, 2025, $nil of the total unrecognized tax benefits, if recognized, would have an impact on the Company's effective tax rate.

The Company estimates that approximately $1,662,683 of unrecognized tax benefits, including penalties and interest, may be recognized in the next 12 months.

During the year ended March 31, 2025, the Company recorded interest of $940,269 and penalties of $498,294 on uncertain tax liabilities within the consolidated statements of operations and comprehensive loss. The Company files income tax returns in Canada, the U.S. federal jurisdiction and Oregon. The Company's tax years for the fiscal year ended January 31, 2022 and forward are subject to examination by the U.S. tax authorities. The Company's tax years for January 31, 2022 and forward are subject to examination for state purposes. The tax return for the 2021 fiscal year is also subject to examination by tax authorities in Canada.

C21 INVESTMENTS INC.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024
(Expressed in U.S. dollars, except as noted)

23. INCOME TAXES (continued)

The aggregate change in the balance of gross unrecognized tax (benefits) liabilities, excluding penalties and interest, is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Beginning balance	(94,883)	(91,186)	789,112
Increase due to tax positions taken during current year	2,482,136	-	5,059
Decrease in balance as a result of lapse of the applicable statute of limitations	-	-	(171,314)
Increase in balance due to tax positions taken during prior years	7,687,908	-	-
Decrease in balance due to tax positions taken during prior years	94,883	(3,697)	(714,043)
Ending balance	10,170,044	(94,883)	(91,186)

Beginning on January 1, 2022, the Tax Cuts and Jobs Act ("the Act"), enacted in December 2017, eliminated the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize U.S.-based and non-U.S. based research and development expenditures over five and fifteen years, respectively. There is no impact to our current income tax provision as a result of this tax legislation.

24. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at March 31, 2025 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 15)	-	-	27,824	27,824

Fair value measurements at March 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 15)	-	-	84,871	84,871

Fair value measurements at January 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 15)	-	-	108,233	108,233

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs and therefore represents a Level 3 measurement.

25. SUBSEQUENT EVENT

During April and May 2025, the Company repurchased 134,500 common shares under its Normal Course Issuer Bid (NCIB) program through open market transactions. The shares were acquired at an average price of $0.14 (CAD $0.20) per share, for a total cost of $18,959 (CAD $26,881). The repurchased shares were subsequently cancelled. The NCIB program, as authorized under Form 17A, allows the Company to repurchase up to 6,002,390 common shares, and as of May 31, 2025, 5,867,890 shares remain available for repurchase under the program.